

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2018

Zhixin Liu
Chief Executive Officer
Datasea, Inc.
1 Xinghuo Rd. Changning Building, Suite 11D2E
Fengtai District, Beijing, People's Republic of China 100070

      Re: Datasea, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2018
          Filed September 13, 2018
          Form 10-Q for the Quarterly Period Ended September 30, 2018
          Filed November 14, 2018
          File No. 333-202071

Dear Ms. Liu:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Information Technologies
                                         and Services

cc: Hans Ge, Ellenoff Grossman & Schole LLP